UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Mannatech, Incorporated

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

563771 10 4

(CUSIP Number)

June 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	563771 10 4

1.	NAMES OF REPORTING PERSONS Marlin Ray Robbins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	96,362
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	96,362
	8. SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,362

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%

12.	TYPE OF REPORTING PERSON IN

Explanatory Note:

The person filing this Schedule 13G became a beneficial owner in excess of 5% of the issued and outstanding common stock of the Issuer as a result of stock repurchases conducted by the Issuer following the most recent acquisition of common stock by the person filing.  The person filing this Schedule 13G was not aware of such repurchases or that the repurchases caused him to cross the 5% ownership threshold. The date of event on the cover page of this Schedule 13G is based on certain repurchase information made avaiable by the Issuer, but cannot be determined with certainty by the person filing.

Item 1.

(a)	Name of Issuer: Mannatech, Incorporated

(b)	Address of Issuer's Principal Executive Offices: 1410 Lakeside Parkway, Suite 200 Flower Mound, Texas 75025

Item 2.

(a)	Name of Person Filing: This Schedule 13G is filed by Marlin Ray Robbins.

(b)	Address of Principal Business Office or, if None, Residence: The address of Mr. Robbins is: 1400 Deer Path Flower Mound TX 75022

(c)	Citizenship: Mr. Robbins is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, par value $0.0001

(e)	CUSIP No.: 563771 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non- U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	See response to Item 5 on cover page.

	(ii)	shared power to vote or to direct the vote	See response to Item 6 on cover page.

	(iii)	sole power to dispose or to direct the disposition of	See response to Item 7 on cover page.

	(iv)	shared power to dispose or to direct the disposition of	See response to Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

/s/ Marlin Ray Robbins

Marlin Ray Robbins